Filed by Phillips 66
Commission File No. 001-35349
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Phillips 66 Partners LP
Commission File No. 001-36011
Date: October 29, 2021

This filing relates to the proposed acquisition by Phillips 66 of all of the publicly held common units representing limited partners interests of Phillips 66 Partners LP not already owned by Phillips 66 and its affiliates pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 26, 2021, by and among Phillips 66, Phillips 66 Company, Phillips 66 Project Development Inc., Phoenix Sub LLC, Phillips 66 Partners LP and Phillips 66 Partners GP LLC.

Transcript
The following is a transcript of the Third-Quarter 2021 earnings conference call of Phillips 66 that was held on October 29, 2021 at 12:00 pm ET and made available under the “Investors” page of Phillips 66’s website at www.phillips66.com. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Phillips 66 believes that none of these are material.
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Operator
Welcome to the Third Quarter 2021 Phillips 66 Earnings Conference Call. My name is Thea, and I will be your operator for today's call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.
I will now turn the call over to Jeff Dietert, Vice President-Investor Relations. Jeff, you may begin.
Jeff Dietert Vice President-Investor Relations
Good morning, and welcome to Phillips 66 third quarter earnings conference call. Participants on today's call will include Greg Garland, Chairman and CEO; Mark Lashier, President and COO; Kevin Mitchell, EVP and CFO; Bob Herman, EVP, Refining; Brian Mandell, EVP, Marketing and Commercial; and Tim Roberts, EVP, Midstream.
Today's presentation material can be found on the Investor Relations section of the Phillips 66 website, along with supplemental financial and operating information. Slide 2 contains our safe harbor statement. We will be making forward-looking statements during today's presentation and our Q&A session. Actual results may differ materially from today's comments. Factors that could cause actual results to differ are included here as well as in our SEC filings.
With that, I'll turn the call over to Greg.

Greg C. Garland Chairman & Chief Executive Officer
Okay. Thanks, Jeff. Good morning, everyone, and thank you for joining us today. In the third quarter, we had adjusted earnings of $1.4 billion. We generated operating cash flow of $2.2 billion, which meaningfully exceeded our capital spending and dividends during the quarter.
We returned $394 million to shareholders through dividends, and in October, we increased the quarterly dividend to $0.92 per share. We believe in a secure, competitive and growing dividend. Since we formed as a company, we've returned approximately $29 billion to shareholders and we remain committed to disciplined capital allocation.
We're seeing signs of sustainable cash generation improvement. We've made good progress on debt repayment, reducing our debt balance by $1 billion so far this year. We're on a path to pre-pandemic level debt, strengthening our balance sheet and supporting our strong investment-grade credit ratings.
Earlier this week, we announced an agreement to acquire all of the publicly held units of Phillips 66 Partners. The all-equity transaction simplifies our corporate structure and positions us to drive greater value for both Phillips 66 shareholders and Phillips 66 Partners unitholders.
We continue to advance the company-wide transformation efforts that we began in 2019. We believe that strengthening our cost position is necessary for long-term competitiveness. We recently initiated an effort to identify opportunities to significantly reduce cost across our portfolio. We're in the process of scoping these reductions and look forward to updating you early next year on our progress.
Recently, we announced greenhouse gas targets to reduce the carbon emissions intensity from our operations by 2030. Our targets demonstrate our commitment to sustainability and to meeting the world's energy needs today and in the future.
So with that, I'll turn the call over to Mark to provide some additional comments.
Mark E. Lashier President & Chief Operating Officer
Thanks, Greg. Good morning. In the third quarter, we saw a significant improvement in earnings and cash generation. In Refining, we captured a meaningful improvement in realized margins.
Midstream had strong earnings in the quarter. In Chemicals, the Olefins and Polyolefins business reported record quarterly earnings, and Marketing and Specialties had its second best quarter ever. In Midstream, we continued to advance frac forward the Sweeny Hub with construction approximately one-third complete and about 70% of the capital already spent.
Additionally, we recently completed construction of Phillips 66 Partners' C2G pipeline. CPChem continues to pursue development of two world-scale petrochemical facilities on the US Gulf Coast and in Ras Laffan, Qatar. In addition, CPChem is expanding its alpha-olefins business with a world-scale unit to produce on 1-hexene.
The Alliance Refinery sustained significant impacts from Hurricane Ida and will remain shut down through the end of this year. We continue to assess future strategic options for the refinery. We continue to progress Rodeo Renewed, which is expected to be completed in early 2024, subject to permitting and approvals. Upon completion, Rodeo will have over 50,000 barrels per day of renewable fuel production capacity. The conversion will reduce emissions from the facility and produce lower carbon transportation fuels.
In Marketing, we're converting 600 branded retail sites in California to sell renewable diesel produced by the Rodeo facility. Our Emerging Energy Group is advancing opportunities in renewable fuels, batteries, carbon capture and hydrogen. With our recent investment in NOVONIX, we're expanding our presence in the battery value chain. Additionally, we recently announced a collaboration with Plug Power to identify and advance green hydrogen opportunities.
We'll continue to focus on lower carbon initiatives that generate strong returns. We're excited about our participation in this dynamic energy transition, and combined with our commitment to disciplined capital allocation and strong returns, we're well positioned for the future.
Now, I'll turn the call over to Kevin to review the financial results.
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
Thank you, Mark. Hello, everyone. Starting with an overview on slide 4, we summarize our third quarter results. We reported earnings of $402 million. Special items during the quarter amounted to an after-tax loss of $1 billion, which was largely comprised of an impairment of the Alliance Refinery.
Excluding special items, we had adjusted earnings of $1.4 billion or $3.18 per share. We generated operating cash flow of $2.2 billion, including a working capital benefit of $776 million and cash distributions from equity affiliates of $905 million. Capital spending for the quarter was $552 million. $311 million was for growth projects, including a $150 million investment in NOVONIX. We paid $394 million in dividends.
Moving to slide 5, this slide shows the change in adjusted results from the second quarter to the third quarter, an increase of $1.1 billion with a substantial improvement in Refining and continued strong contributions from Midstream, Chemicals, and Marketing and Specialties. Our adjusted effective income tax rate was 16%.
Slide 6 shows our Midstream results. Third quarter adjusted pre-tax income was $642 million, an increase of $326 million from the previous quarter. Transportation contributed adjusted pre-tax income of $254 million, up $30 million from the prior quarter. The increase was driven by higher equity earnings from the Bakken and Gray Oak Pipelines.
NGL and Other adjusted pre-tax income was $357 million compared with $83 million in the second quarter. The increase was primarily due to a $224 million unrealized investment gain related to NOVONIX, as well as inventory impacts. In September, we acquired a 16% interest in NOVONIX.
Our investment will be mark-to-market at the end of each reporting period. The Sweeny fractionation complex averaged a record 383,000 barrels per day, and the Freeport LPG export facility loaded 41 cargoes in the third quarter. DCP Midstream adjusted pre-tax income of $31 million was up $22 million from the previous quarter, mainly due to improved margins and hedging impacts.
Turning to Chemicals on Slide 7, we delivered another strong quarter in Chemicals with adjusted pre-tax income of $634 million, down $23 million from the second quarter.

Olefins & Polyolefins had record adjusted pre-tax income of $613 million. The $20 million increase from the previous quarter was primarily due to higher polyethylene sales volumes, driven by continued strong demand, partially offset by higher utility costs.
Global O&P utilization was 102% for the quarter. Adjusted pre-tax income for SA&S decreased $45 million compared to the second quarter, driven by lower margins, which began to normalize following tight market conditions. During the third quarter, we received $632 million in cash distributions from CPChem.
Turning to refining on slide 8. Refining third quarter adjusted pre-tax income was $184 million, an improvement of $890 million from the second quarter, driven by higher realized margins across all regions.
Realized margins for the quarter increased by 119% to $8.57 per barrel, primarily due to higher market crack spreads, lower RIN costs and improved product differentials. Pre-tax turnaround costs were $81 million, down from $118 million in the prior quarter. Crude utilization was 86% compared with 88% in the second quarter.
Lower utilization reflects downtime at the Alliance Refinery, which was safely shut down on August 28 in advance of Hurricane Ida. The third quarter clean product yield was 84%, up 2% from last quarter, supported by improved FCC operations.
Slide 9 covers market capture. The 3:2:1 market crack for the third quarter was $19.44 per barrel compared to $17.76 per barrel in the second quarter. Realized margin was $8.57 per barrel and resulted in an overall market capture of 44%. Market capture in the previous quarter was 22%.
Market capture was impacted by the configuration of our refineries. Our refineries are more heavily weighted toward distillate production than the market indicator. During the quarter, the distillate crack increased $1.55 per barrel and the gasoline crack improved $1.92 per barrel.
Losses from secondary products of $1.98 per barrel improved $0.40 per barrel from the previous quarter as NGL prices strengthened. Our feedstock advantage of $0.01 per barrel declined, by $0.26 per barrel from the prior quarter. The Other category reduced realized margins by $5.01 per barrel. This category includes RINs, freight costs, clean product realizations and inventory impacts.
Moving to Marketing and Specialties on slide 10. Adjusted third quarter pre-tax income was $547 million compared with $479 million in the prior quarter. Our Marketing business realized continued strong margins and saw increasing demand for products.
Marketing & Other increased $62 million from the prior quarter. This was primarily due to higher international margins and volumes, driven by the easing of COVID-19 restrictions.
Refined product exports in the third quarter were 209,000 barrels per day. Specialties generated third quarter adjusted pre-tax income of $93 million, up from $87 million in the prior quarter, largely due to improved oil margins.
On slide 11, the Corporate and Other segment had adjusted pre-tax costs of $230 million, an improvement of $40 million from the prior quarter. This was primarily due to lower costs related to the timing of environmental and employee-related expenses, partially offset by higher net interest expense.

Slide 12 shows the change in cash for the quarter. We started the quarter with a $2.2 billion cash balance. Cash from operations was $2.2 billion. Excluding a working capital benefit of $776 million, our cash from operations was $1.4 billion, which covered $552 million of capital spend, $394 million for the dividend and $500 million of early debt repayment. Our ending cash balance was $2.9 billion.
This concludes my review of the financial and operating results. Next, I'll cover a few outlook items.
In Chemicals, we expect the fourth quarter global O&P utilization rate to be in the mid 90s. In refining, we expect the fourth quarter worldwide crude utilization rate to be in the low 80s. We expect the Alliance Refinery to remain shut down for the full quarter. We expect fourth quarter pre-tax turnaround expenses to be between $110 million and $140 million. We anticipate fourth quarter Corporate and Other costs to come in between $240 million and $250 million pre-tax.
Now we will open the line for questions.
Operator
Thank you. Your first question will come from Roger Read with Wells Fargo. Please go ahead with your question.
Roger Read
I guess, let's take the first one just as the decision to buy in PSXP. I mean, I don't think it should be a huge shock. But I think one of the questions we've gotten is, why now? So maybe kind of help us on that. And then I'm just curious, at least at a high level, how it might change how the company reports going forward.
Greg C. Garland Chairman & Chief Executive Officer
Okay. Well, I'll take a stab at that and then Kevin and Mark and Tim can help. But first of all, I think probably we ought to acknowledge that PSXP played a significant role in growing our Midstream business. If you look back kind of pre PSXP, so pre-2013, our Midstream business generated about $500 million of EBITDA, and today, it's $2.1 billion and more than half of that is at the MLP.
So it's -- we did a nice job in helping us build and grow a substantial the Midstream business. One thing to look at today is that the market just doesn't value kind of the drop-down growth-fueled MLPs at this point in time. Consider trading in a 9% yield. We see institutional ownership drop from the 90s into the low 70s. And then from our perspective, cost of capital is relatively high versus PSX and so it doesn't really provide an attractive vehicle to ponder growth, midstream investments.
And then I will also say it is the very beginning, we felt like MLP provided a clear line of sight to valuation of our Midstream business from some of the spaces, and I'm not certain that really applies today. So you think about these are high-quality Midstream assets. We know them really well. We're able to acquire them for essentially a 9-ish multiple and trade it up into a 10 times multiple, which should be good from a sum of the parts basis.
And then I think as we think about the future of Midstream and potential consolidation in Midstream, I think rolling up PSXP gives us more degrees of freedom to create value with those assets. For a long time, a lot of the strength in the MLP was the diversity of the assets. You think about crude oil pipelines and terminals and product pipelines and NGL assets. And we think that by bifurcating those, being able to take those apart in discrete assets, that we can create more value with those as we move into the future. I don't know, Kevin or Mark, if you want to add on to that, you're certainly welcome to do that.
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
No, I think you've covered it all, Greg. Roger, the follow-up around reporting on a go-forward basis, as you know, as a fully consolidated entity, what you see today in our Midstream results reflects all of the MLP anyway, so that's fully reflected in our Midstream segment results. But we have to cut back, down below, is non-controlling interest for the third-party public ownership. And so once this transaction is closed, you will eliminate that non-controlling interest deduct from our bottom-line results. So that's really how it's going to impact the reporting.
Roger Read
Okay. Thanks for that. And then I think my next question is for Bob, if he's on. I've been bugging Jeff about what's going on with the renewable diesel conversion in Rodeo and some of the, I don't know if I'd call it pushback, but let's say some of the regulatory issues there. And so I was hoping we could get a little clarity on some of the things we've seen in the press in terms of the size of the project maybe being scaled back or whether or not that's an accurate depiction.
Bob Herman Executive Vice President, Refining
Okay. Yes, thanks for that question, Roger. I think -- so the critical path on the whole project, right, is a land use permit in Costa County, and that's the -- in California, you get the opportunity to apply for lots of permits to build something, but this is the big one and the most difficult path through.
So we've been working it since we announced the project. And I would say overall, it's going really well. The environmental impact statement, that's part of obtaining that land use permit, was released for public comment about the middle of October, so that's a 60-day comment period. So that's when you saw in there that they identified an opportunity to reduce the environmental impact of the project is to make the project smaller.
We actually took that as a good sign because by law, the planning commission staff has to identify lower-impact alternatives to the project. And the fact that the only thing that was put in there was, well, you could just make it smaller to reduce the environmental impact – reflected to us that they agree with us. We have taken kind of every environmental step around reduction of emissions from the plant -- shutting down of the carbon plant, everything we can do to reduce the emissions and the greenhouse gas footprint of the future project, and that's really all that's left.
We take that as by no means that they are advocating or that anyone will advocate for a smaller project being built there. This is the project that makes sense. It's the one that uses the equipment that's on the ground and is very cost efficient to go and convert. So we're in the middle of that public comment period.
At some point, the county will start releasing the comments to us and we'll respond to those, and the period will close in kind of mid-December. It will take planning staff probably part of the first quarter to work its way through those and we'll be responsive to those. And we still anticipate getting this thing permitted sometime probably late 1Q, and then that frees us up to go start construction.

Roger Read
Very clear, and I'm glad you did that for us because I don't speak governmentese, but good to know that it's still in the right direction. Thank you.
Bob Herman Executive Vice President, Refining
You bet.
Operator
The next question will come from Neil Mehta with Goldman Sachs. Please go ahead.

Neil Mehta
Good morning, team. Greg, I guess the first question is on 2022 capital spending. Typically, we get that update here over the next couple of weeks. But you've been in relative maintenance spend mode outside of renewables. Just how should we think about the cadence of 2022 CapEx? Is it -- is the focus still on deleveraging the business and therefore, we should assume CapEx close to sustaining levels? Or are you thinking about toggling some growth into the business?
Greg C. Garland Chairman & Chief Executive Officer
Yes. Well, we've come to the end of a big period of build in Midstream, I'd say we've finished up C2G. Frac 4 will finish up essentially this year going into next year. So there's no big spend in front of us in Midstream. Obviously, we have the Rodeo Renewed project and we're anxious to get started on that next year. But I think that all fits within the guidance we've kind of consistently given here over the last couple of quarters of $2 billion or less for 2022.
We actually go to our Board for approval of the capital budget in December timeframe. But that's -- in round numbers, that's kind of the numbers that we're looking at for 2022. I think that as certainly cash generation is improving, as you can see the results from this quarter, I think we're probably more optimistic today that we're moving towards more of a mid-cycle earnings profile in our Refining business.
Our Marketing and Specialties has been performing really, really strong this whole year since -- has been really strong this year. Midstream has been really strong this year. So as we get Refining back to something approaching more mid-cycle, that creates more optionality around the cash and what we do with the cash. But clearly, we're on a glide slope to pay down debt.
We want to get back to that $12 billion pre-pandemic level. And as we've mentioned in the opening comments, we've paid $1 billion down so far this year of that. So we're on a glide slope to do that. But I think the real model for us as we start thinking about capital allocation, that first dollar is always going to go to our dividend or sustaining capital. Next $1 goes to dividend and then we think about debt reduction. And then hopefully, we'll get to a point where we start working share repurchases back in. So Kevin, if you want to add anything to that.
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
No, I think you covered it all. I would say on debt reduction, we are anticipating doing another reduction between now and the end of the year, probably in the order of another $0.5 billion that we'll get in before the end of the year.

Neil Mehta
Great. Thanks, Greg and Kevin. The follow-up is just on the refining environment. Strong set of Refining results this quarter. Can you just talk about how you're seeing the momentum going into Q4? We've seen distillate start to perform a little bit WCS now. Could that translate into numbers? And then if you could take a moment to talk about differentials. One of the things that has surprised, I think, market participants is how tight the spread between Brent and WTI is, which matters for Mid-Con refining. Do you think this is structural or do you think this widens out as US production comes back?
Brian Mandell Executive Vice President, Marketing and Commercial
Neil, I'll take a stab at that. So we are optimistic going forward and the market is setting up well, setting up for our kit as well too. As you know, we're distillate-heavy versus gasoline. And in the US distillate is over gasoline in every market now but Chicago, and we think that will continue through the winter. You've seen the WCS dips come off. A few reasons why, with some refining problems in the Mid-Con barrels got -- WCS barrels got to the Gulf Coast, weakened the dip and the Canadian dips followed.
And also, there were some pipeline issues just this past week in Canada, which also helped weakened the dip. We think that dip will strengthen a bit going forward, but we're happy where it is now.
In terms of Brent TIs, the Brent TIs needs to stay relatively tight as you've seen Cushing inventories are at 27 million barrels currently. We're getting close to operational mains when that happens. We need to keep crude in the United States. And the best way to do that is to tighten the WTI/Brent differential. So we think it will stay in the $2 to $3 range going forward. So we think, by and large, the market is setting up for a good Q4 and certainly a good 2022.
Jeff Dietert Vice President-Investor Relations
I think I would add that as OPEC puts more barrels into the market, those are going to be medium and heavy sour barrels and should result in a wider heavy sour discount, which our kit is -- disproportionately benefits from.
Neil Mehta
Thank you.
Operator
The next question is from Theresa Chen with Barclays. Please go ahead.
Theresa Chen
Hi. Thank you for taking my questions. First, just on the PSXP transaction itself, just out of curiosity, will PSX be electing to take a step-up in PSXP's tax basis? And do you have an expectation of what that step-up will be? And just more generally speaking, what will be the net tax effect for PSX once taking into account the fact that all of your Midstream earnings will be subject to tax post-MLP rolling?
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
Yes, Theresa, it's Kevin. So PSX will be taking a step-up in basis for tax purposes, which will result in additional tax depreciation. We actually get the benefit from bonus depreciation on that also. And so the net cash effect will be about $300 million in 2022 of -- think of it as reduced cash taxes paid, and then about another $100 million the following year. So in aggregate, it's about a $400 million cash benefit to Phillips 66.
From an ongoing basis, the primary impact from a tax standpoint, excluding the impact of the step-up in basis, is going to be the tax that we will recognize on that, what today is shown as non-controlling interest. That becomes -- those become our earnings. They're taxable to us and so there will be tax on that -- on those earnings that we get from the formerly -- the units formerly owned by the public.
Theresa Chen
Thank you for that clear and detailed answer. Maybe if you could talk about your near-term outlook for your European assets, both on the Marketing as well as the Refining front. Clearly, demand continues to rebound as mobility restrictions ease, benefiting both innings, but energy costs are sky high and you're seeing fuel switching, reports refiners cutting bonds in general or at hydrocrackers specifically. How do you see this situation evolving? And how does it impact not only your European assets, but also as the read-through to PADD 1 in the US and the cost advantage for US Gulf Coast assets that placed products on the water for export?
Brian Mandell Executive Vice President, Marketing and Commercial
I'll go ahead and start on the marketing assets, Theresa and then Bob can jump in on the refining assets. In terms of Marketing, we continue to build retail in Europe. We've had -- if you listen to Kevin's comments, that was part of the reason why Marketing had its second-best quarter ever. As people come back in overseas, we're seeing Austria at 2019 levels of demand, Switzerland, 2019 level of demand, UK as well. Germany is still off about 5%, but it's coming back as well. So the business has been really good. We continue to reimage and update our stores over there. That's giving us about a 2% increase in demand as well. And then we're looking for some emerging energy opportunities. We've been building hydrogen stores in Switzerland, and we're looking for some more opportunities to put in electric pumps and some other things over there that you'll be hearing about hopefully in the near future.
Bob Herman Executive Vice President, Refining
Yes. And on the refining side, you have to think about our Humber Refinery. It's actually the most efficient refinery we have in the fleet. And then you add to that the fact that it's got a pretty large cat cracker and then we got three cokers there, and all of those are fuel gas generating units. And so at the end of the day, the Humber Refinery does not buy a lot of natural gas to run the refinery.
We see additional costs come through in power purchases and steam that we -- we're the host for from cogen that's operated by a third-party next door. So there is a cost impact. When I think about the overall refining complex in Europe, right, margins have to rise to keep the lowest or the highest cost producer online. And so everybody -- that floats all boats and Humber will be, I think, the recipient of that. And we've seen that, right, with moderating cracks over at Humber. So it's a headwind, but it's not a large headwind by any means for Humber.
Jeff Dietert Vice President-Investor Relations
I think as we look at the impact on demand, it's the high natural gas prices, especially in Europe, Asia are an incremental 0.5 million barrel a day of demand to perhaps as much as 1 million barrels a day of incremental demand globally. So a nice increase on the product side as well.

Theresa Chen
Thank you.
Operator
The next question is from Phil Gresh with JPMorgan. Please go ahead.
Phil Gresh
Hi. Good afternoon. Just looking at the quarter itself, obviously, the earnings results are strong. The cash flow before working capital maybe is a little less than I would have expected relative to the strength of the earnings, and there's some deferred tax and other things in there. So Kevin, is there anything kind of unique in the quarter around that, that drove that?
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
Yes, Phil, there is. There's actually an offset that between working capital, accounts receivable and that deferred tax. So there's a reclassification on tax receivables out of short term and into deferred. And so in effect, we inflated the working capital benefit and at the expense of reducing the pre-working capital cash flow, and that's in the order of $0.5 billion. And so on a -- you can kind of do the math on what that really looks like. Because in my mind, I think about the working -- the real working capital benefit being inventory of about $300 million and then the rest is offset within the cash flow statement.
Phil Gresh
Got it. That's helpful. And just one question on Refining. If I look at the central corridor results, much improved sequentially, and when you look at the bridges that you provide, the other part of the bridge was an area of huge improvement sequentially. I was just wondering if you could delve into that piece of it a little bit more specifically for central quarters so I can understand the sustainability of the 3Q results there.
Bob Herman Executive Vice President, Refining
Yes. So I think one of the real issues 2Q to 3Q in the Central Corridor was freeze effects and turnaround effects. So we had [indiscernible] down for about three weeks because of the freeze. That was a significant hit to us last quarter. We had planned FCC outage at Wood River, which was another impairment to that. So a lot of that has been kind of when you start doing the math, when you don't run a lot of barrels last quarter, it tends to kind of inflate to some extent on the other. There's a RIN effect, obviously, in the other also, all combined. So kind of a lot of additive things hit us all at once in the second quarter in the Mid-Con that just aren't there now. And I would classify our third quarter in Mid-Con as we ran well and we ran normal.
Brian Mandell Executive Vice President, Marketing and Commercial
And I would say also the market really set up for us in the third quarter. We had an early harvest season. It started early September, which is atypical, no weather delays. Some of our competitors had issues during the third quarter that helped us out. We had low distillate inventories as well and that favors our kit. And we talked about the WCS steps, which were also wider. So all those things helped us in the Mid-Continent in Q3.
Phil Gresh
Very helpful. Thank you.
Operator
The next question is from Doug Leggate with Bank of America. Please go ahead.
Doug Leggate
Hi, good morning, everybody. Guys, I wonder if I could start with Refining and the Alliance write-down. I'm looking specifically at the utilization guidance for the fourth quarter. And I guess we're -- I don't know if both in the spot here, but are we at the point where we're seeing a recovery trajectory for Refining? And if so, is that utilization rate so low because it's still including Alliance in the denominator. I'm just curious about how you see that playing out? Maybe you could give us an update on how you think what the next steps are for lines at this point. I've got a follow-up.
Bob Herman Executive Vice President, Refining
Okay. I'll take the first part and I'll let Kevin talk about the write-down, so your two-part question there. Yeah. So as we said, we don't anticipate Alliance running in the fourth quarter. So you can think about that as about a 10% hit utilization kind of on a normal basis, if we would have been running during the quarter. So we would have been guiding to low 90s. So yes, for the fourth quarter, low 90s, a little bit of turnaround activity in 4Q, not too heavy, so I would characterize that we're kind of back to running our system in a normal condition. And so we'll run as the economics dictate and particularly with heavy crude coming, the dips coming wider, that usually incents us to run several of our assets harder. But then, yeah, we keep Alliance in the denominator until it's not in the denominator.
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
Yeah, Doug, specifically on the impairment. So with the hurricanes and the damage sustained by the hurricane, that gave us our indicators of impairment that required us to then do a fair value analysis around that. And so as a result of that work and that analysis, we took a $1.3 billion pre-tax impairment. That put us down to a resulting carrying value of about $200 million on the balance sheet once we had taken that impairment. And that reflects the asset as it stands today and the condition that it's in today.
Doug Leggate
I don't want to labor the point, Kevin, but obviously, there's capital required for repairs or remediation, whatever it is you got to do. But do you see a future for Alliance in your hands or in someone else's hands back at, is it going to operate again? Or is it down so much at this point that the thing is unlikely to result in your opinion?
Bob Herman Executive Vice President, Refining

Yeah. I think on that front, Doug, we continue to explore any and all avenues for the Alliance Refinery. As everybody knows, it suffered significant damage, particularly significant electrical system damage from the flood waters that hit it. And we have been painstakingly working our way through the assessment of how do you restore operations there. So that work continues.
We continue to, as we announced before, seek buyers for the facility. And then we continue to work with those third parties to see what the actual outcome of the Alliance Refinery. It is too soon to make that call as to would it operate as a refinery again or in some other capacity, either for us or somebody else.
Doug Leggate
Thank you. My follow-up, guys, is just a quick one on PSXP. I don't know that numbers are going to be terribly meaningful here, but I just wonder if you could talk us through, are there any incremental synergies coming out of the consolidation of bringing it back in?
Obviously, you don't have the accounting function and so on. And I wonder if I could just tag on to that. Again, not a big number, but how should we think about the targets for the combined or consolidated company leverage, debt targets going forward, now that you've fully brought it back inside? Thanks.
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
How many questions was that?
So in terms of the synergies associated with the roll-up, it's pretty small in the big scheme of things, Doug. I mean, clearly, there are some corporate costs. There's the fact that PSXP is a public entity and all of the associated costs that go with that will disappear. And so there'll be a modest impact, but it's not anything that's going to move the needle when you step back and look at our consolidated financial results.
From the standpoint of leverage and debt levels, we already had all of that MLP debt on our consolidated balance sheet. And so the -- as Greg talked about, our target of $12 billion pre-pandemic debt levels that we're trying to get back to, that included PSXP debt as well. And so it doesn't really change anything in terms of how we think about our go-forward leverage objectives.
The roll-up does give us a little bit more flexibility though because, one, we have access to all of the cash that previously either was distributed to the LP unitholders as distributions, or was excess cash, excess sort of coverage cash becomes available to us for debt reduction. And we also have the PSXP debt available, as we think of the options around paying down debt, we have the PSXP debt to consider in that context as well. So it just gives us a bit more flexibility.
Operator
The next question is from Paul Cheng with Scotia. Please go ahead.
Paul Cheng
Hey, guys. Good morning.

Greg C. Garland Chairman & Chief Executive Officer
Good morning.
Paul Cheng
Maybe, the first one is for Bob, that can you -- I know that you're saying in home, there is not a lot of -- you don't consume a lot of natural gas, but can you give us an overall in U.S. and in Europe, for every $1 per mcf change, what's the impact on the OpEx and your refining margin capture on a dollar per barrel basis? That's the first question.
And secondly that in the U.S., Phillips 66 is always at top, a capital-light wholesale brand model. Any plan to change it and become more engaged in and own your own store, given the energy transition that we are seeing, that is? I mean, some of your bigger customers become more aggressive in owning the stations, building the EV charger and all that.
Is that -- and to some degree, you are doing it in Europe. So is that something that you will also try to replicate in the US or that the wholesale capital-light model is the way to go in the US? Nothing changed?
Bob Herman Executive Vice President, Refining
Okay. I'll take a shot at nat gas and I'll let Brian talk about retail plans. So we provide sensitivity, Paul, that for every $1 change in million Btu nat gas price about $150 million a year across our fleet. And you can think about that as about $100 million of that is pure natural gas and the other $50 million comes through in electricity and steam purchases.
Of the $100 million then, it's about three quarters hits our controllable cost line, and then the other quarter of it is in cost of goods sold, primarily natural gas that we buy to turn into hydrogen. So -- and that's without any mitigating steps within the refining system. Obviously, a lot of refineries have the ability to fuel propane and a little bit of butane. And really the economics of the day will drive what we decide to do there.
We've also got the knob of turning up severity on cat crackers and making more gas. So there's a lot of moving parts into that sensitivity, but the simplest way to think about it is just kind of $1 is $150 million a year, so if we can call that $35 million or so a quarter.
Brian Mandell Executive Vice President, Marketing and Commercial
And Paul, on the retail, US retail side, we had a small retail joint venture in Oklahoma City, three dozen stores a few years ago. In 2019, we stated that we want to be more in the retail business, especially in markets where there are less opportunities to export, markets like the Mid-Con. So we will have by the end of the year about 800 joint ventures stores in the US. We're continuing to find stores and buy stores in Middle America, where we're going to integrate those stores with our refinery complex to make sure we have the pull-through, particularly as gasoline demand wanes in the US. So it will still remain -- retail will remain a small portion of the whole for us in the US, but it's a market that we're actively pursuing.
Operator
The next question is from Manav Gupta with Credit Suisse. Please go ahead.

Manav Gupta
Hi, everybody. If you could give us some idea of this NVX deal. You're taking 16% interest in them. How did it come out stepping into battery something? We haven't seen you do before or any refiner do now. I mean, what I'm trying to get to is we kind of know you make needle coke. You won't tell us how much you make or what the price is, but we kind of know it's there. And I'm trying to understand if there are some synergies between that needle coke and the NVX deal that you did?
Greg C. Garland Chairman & Chief Executive Officer
Who wants to take that?
Mark E. Lashier President & Chief Operating Officer
I'll jump in. Well, yes, NOVONIX, yes, we've identified four-key areas that we want to focus on in renewables to generate strong returns. That's renewables, batteries, hydrogen and carbon capture. So this particular opportunity falls under the battery pillar.
And as you noted, we've got a very good feedstock that can be used to generate synthetic graphite to go into anodes. And we went through a screening process as these anode producers are looking at ways to provide shorter supply chain options for those that need their services like those that are building electric vehicles. And NOVONIX rose to the top of that screening process in North America. And we like the team, we like the technologies they were employing. They've got a low carbon intensity technology to produce the synthetic graphite. They're locating in a place where they can get low carbon electricity. And it's a great way for us to move up the value chain in battery manufacturing and supporting the growth in electric vehicles.
Greg C. Garland Chairman & Chief Executive Officer
I think maybe the other thing I might add is we know a lot about the specialty coke that goes into the anodes and how to tailor that and make properties around that.
But the further up the value chain we get, the more we can understand how we can make those properties special, right, and so that we can drive more value creation. And at the end of the day, better batteries.
And so that's part of what's driving this is to seek to understand the ultimate customers in this market so we can help drive performance.
Jeff Dietert Vice President-Investor Relations
I think the other thing I'd add is there's an increased focus on local content within the U.S. and in Europe and the advantage of having U.S. facilities serving that market.
Manav Gupta
Thanks so much for that. My one quick follow-up here is, look, we understand the Chemical margins of $0.68 or whatever would not last.

But in your opinion, has the pandemic fundamentally changed the demand for disposable plastics, which means the mid-cycle could be five or 10 or whatever number over a standard $0.20, $0.25 per pound?
So just trying to understand your outlook for the mid-cycle margins in the Chemical space maybe for the next two or three years, as we see some capacity expansion. Thank you.
Mark E. Lashier President & Chief Operating Officer
Yeah. Manav, I think that we're holding with our view of mid-cycle margins that there may have been -- I think that clearly, the plastics industry benefited during the pandemic.
I think as there may be some residual effects there with respect to personal protective equipment and things like that. But I think as the world moves beyond the pandemic, we see things coming back to a more normal, supply and demand situation.
And I think it contributed to the strong growth that we've seen. And -- but we don't see a multiplier effect on that going forward.
Manav Gupta
Thank you.
Operator
The next question is from Matthew Blair with Tudor, Pickering, Holt. Please go ahead.
Matthew Blair
Hey. Good morning. Thanks for taking my question here. For CPChem, could you share your ethane outlook over the next, I don't know call it, a year or so? We do have some new crackers starting up potential ramp of ethane exports.
Do you see that incremental demand being covered by incremental production? Or do we need to pull from either, I guess, projection or just overall inventory levels?
Tim Roberts Executive Vice President, Midstream
Yeah, Matt, this is Tim Roberts. And a couple of things on that, one is there's a couple of drivers that are happening in there. First of all, you still have about one million barrels being rejected.
So you've got a sufficient pool that's sitting there that's obviously got to be incented to come out. And so up to this last quarter, it actually wasn't incented to come out. We've seen that flip a little bit here recently.
There'll be a little bit of pull with a couple of new crackers coming on stream here over the next two quarters. But fundamentally, we actually feel that the supply is going to be there and so it will be sufficient.
There's also quite an incentive for people to get out there and make sure they're maximizing gas production. And then you are seeing folks out there continue to maintain production.

So we're seeing coming off of the crude side, natural gas side and then with the rejection that's going on, it feels very sufficient here.
Matthew Blair
Got it. And then, on the renewables side, are there any prospects for using renewable hydrogen for your plant in Rodeo? And if so, would that be something potentially near-term or is it like much bigger out
Bob Herman Executive Vice President, Refining
Yes. There is a possibility to do that and we continue to explore those avenues. It is not part of the project today. And in fact, we're running mostly third-party hydrogen there, so it's really a question for them. But there are opportunities in California to recover renewable natural gas that could find its way to being run by the hydrogen supplier. And that would lower actually the overall carbon intensity of the diesel we will eventually make.
Matthew Blair
Sounds good. Thank you.
Operator
The next question is from Ryan Todd with Piper Sandler.
Ryan Todd
Hi, thanks. Maybe a balance sheet/cash flow question. I mean, in very rough terms, your ex working capital cash flow this quarter roughly went an equal amount in the CapEx dividend and debt reduction. I know you talked about another $500 million in debt reduction before or likely during the fourth quarter. I mean, as we think about your balance sheet, that would have you down to about $14.5 billion versus the, I guess, your $12 billion pre-pandemic target. As we think about uses of cash in 2022, do you need to get the balance sheet down to that $12 billion level before you start thinking about buybacks? Or at what point does there's a potential for buybacks kind of become a part of the excess cash flow?
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
Yes, Ryan, it's Kevin. So what we're trying to balance here is first priority is to protect the credit rating. So with the A3, BBB+ credit ratings, strong investment-grade, we want to maintain those ratings. And part of getting there is getting the balance sheet back to where it was. But it's also a function of cash generation at mid-cycle or thereabouts levels.
And so I think that once we are -- we're already making good progress on debt reduction. And when we're in that position of we're clearly back in a mid-cycle type environment, we're generating mid-cycle cash flow, there's a very clear line of sight to the ability to continue to reduce debt down to the levels we want to get to. We should have more flexibility to start thinking about the other alternatives that we have in terms of use of cash.

So maybe that's a long-winded way of saying we don't believe we have to get all the way to before we think about alternatives as long as the cash generation is there that we can clearly see our ability to delever, continue to delever and consider some of the alternatives around capital allocation.
Ryan Todd
Thanks. And then maybe on -- I guess, maybe as a follow-up to that. As you think about mid-cycle, mid-cycle environment for the Refining business, I mean one of your large peers who reported earlier talked about their prior expectations for 2022 being below mid-cycle and now they see it as potentially being an above mid-cycle year in Refining. When you look at an overall supply/ demand dynamics and various trends in the industry, do you see 2022 -- where do you see it on the Refining side in terms of relative to kind of mid-cycle expectations?
Kevin J. Mitchell Executive Vice President-Finance & Chief Financial Officer
It's always hard to call because we -- invariably, when we make a prediction, we get it wrong. But things seem to be shaping up to be somewhere at least close to mid-cycle. And I think the one component of the sort of refining contribution that's not there right now are the crude differentials, so we're still lagging on heavy crude differentials. But there's some light at the end of the tunnel on that as well as we start to see OPEC putting more barrels back into the market. So, we could see that start to come back in our favor. But that is probably what's keeping us being a little -- maybe a little bit behind mid-cycle at this point in time but open up to...
Brian Mandell Executive Vice President, Marketing and Commercial
Yes. I would say, with low inventories across all products, with jet fuel starting to come back, the government opening up international travel to vaccinated travelers by November 8, I think we'll continue to see the heavy dips expand. We've seen MEH and also Dubai Brent both expand quite a bit from late July to now. So, I think we'll continue to see that expansion.
Part of that is this drive to use more sweet crude even overseas where people -- where hydrogen is costly so desulfurization is costly, so people want to switch to -- or refiners want to switch to more light crude diet. So I think things are setting up for a good 2022. We hear, we'll call it, an average year for us, but it may be better than that depending on if inventories continue to decrease.
Greg C. Garland Chairman & Chief Executive Officer
Little bit realized crack kind of 12 to 19, 3:2:1 RIN adjusted. It's kind of $10.50 a barrel, give or take and we're kind of $8.50-ish in this quarter. So we're not quite back to a mid-cycle crack. But to the point that you raised earlier, I think -- well, I don't think we're bullish. I've never been bullish in refining so it's not time to grow horns here. But I do think that we're probably more constructive today on 2022 in Refining and moving towards mid-cycle margins than we were anytime in the past 19 months, I would say.
Operator
The next question is from Jason Gabelman with Cowen. Please go ahead.

Jason Gabelman
Thanks for taking my questions. I first wanted to ask about this other refining bucket in that margin waterfall chart. It's been volatile the past couple of quarters, I think it was as high as $8 a barrel last quarter back down to $5 this quarter. Is that difference mostly related to RINs or are there other things going on? And where do you see that trending over the next coming quarters?
And then secondly, I just wanted to ask about NGL exposure across the business. NGL prices right now are pretty high. Propane inventories are low. Do you have an ability to capture some of that price strength in the Midstream business? And conversely, is there an impact to your Refining business in the winter due to butane blending and any ability to quantify that would help? Thanks.
Bob Herman Executive Vice President, Refining
Yes. So I'll take a shot at a couple of pieces to that. The -- so you're right. The other category is our most volatile category, and we call it Other because everything that is straightforward is in there. So, you've got RIN effects in there, you've got inventory effects in there. We've also got product differential effects in there, so on -- particularly in the Atlantic Basin, when European cracks really disconnect from the Atlantic Coast, we'll see the plus or minus in that category.
Inventory accounting can move numbers in there quite a bit. And there's a few steady things in there like freight to get our products to market and those sorts of things are pretty steady, but the volatility really comes product dips and that also includes the timing of our realizations for the products we move up Colonial Pipeline to the East Coast. That can be very volatile month-to-month and quarter-to-quarter. The RINs inventories and then just overall market structure in between the places that we buy and sell our products. It's hard to say that the volatility will slow down. It's kind of always there.
The bucket is just outsized right now because of the severe RIN impact that we show in the Other category, right? That accounts for almost half of that bucket here over the last couple of quarters.
On the NGL side, butane blending into gasoline, right? You run a fair amount. We'll want to do it if it's economic. So if NGLs prices run up and it doesn't make sense to put it in the gasoline, we won't. Overall, in Refining, as part of our secondary products, right, we make 4%, 5% NGLs off the refining complexes.
So the higher the price for NGLs, the better off we are and lowers that usually negative to our income. So overall, it's -- we store a lot of our own butane every year to bring back and blend it in gasoline. But quite frankly, we'll sell it into the market if that makes more sense.
Tim Roberts Executive Vice President, Midstream
On the NGL piece with regard to more along the lines of exposure, taking advantage of the opportunity, you're right, barrel has been pretty active. I mean it's effectively tripled in price here in the last year. But what we do with our system, we're predominantly -- we're not exposed significantly in the commodity cycle there. So we really are a fee-based business the way we're structured.
Now what we do, do, much like what we do with the refining kit is we have a system we're managing around. So as we are buying and selling barrels to optimize our kit, there are opportunities for us to trade around those assets and capture and equip a couple of the corners in that process.

But it's really to manage and optimize our system to make sure our barrels, as we buy them from the wellhead all the way to the point, they end up in the marketplace, that's how we try and position those barrels and we play in that. So we don't have a lot of commodity exposure. We have a little bit on our LPG but that was by design -- LPG exports, excuse me. That was a little bit of that by design, but most of that business has turned up as well. It should be considered a fee-based business.
Operator
The final question is from Connor Lynagh with Morgan Stanley. Please go ahead.
Connor Lynagh
Yes, thank you. I had a couple of questions on federal policy and I know things are early days, but the first is around sustainable aviation fuel. And if the incremental credit or blender's credit, as discussed right now, where it's going to effect, how would that alter your thinking around how you're going to configure the Rodeo plant between renewable diesel and aviation fuel?
Bob Herman Executive Vice President, Refining
Yes. So today, the design is done, the permits in, so the opportunity currently to reconfigure what we plan to do there is really not there at this point, right? And -- but having said that, the refinery itself will make 8% to 10% yield of sustainable aviation fuel that the blender's tax credit as envisioned today may or may not incent us to do that.
It's fairly close so it will depend on the -- on everything else that goes into the margin at that point whether we actually want to make sustainable aviation fuel or make renewable diesel. And like everything else in the commodity business, right, we'll like the economics dictate.
I think there's plenty of opportunity as sustainable aviation fuel develops and the market develops for that over time to come back and do a debottlenecking or add a little bit of kit at Rodeo Renewed to make more sustainable aviation fuel is there, and we'll probably make sense, but it's probably going to take more than the $1.50 that the government is anticipating putting out there to make that happen.
Connor Lynagh
Got it, that's helpful. The other is on carbon capture. And I know you guys have discussed studying carbon capture as an opportunity. You've got these new targets out there producing your carbon intensity. So how are you thinking about that? And certainly, it would seem that the enhanced incentives, if passed, would increase third-party developers' willingness to build systems. So how are you thinking about it just broadly in terms of the opportunity set for you? And if you were to pursue some larger scale projects, would you use your balance sheet? Would you rely on others? How do you think that would look?
Tim Roberts Executive Vice President, Midstream
Yeah. I think – I mean, look, this is still evolving as we move forward in this. But we do think carbon capture is going to be a key piece of the overall transition, being able to meet some of the targets and goals that have been set out there, whether by 2030, 2050. And so carbon capture going to be a key piece of that, I mean, it's already in play currently, just not in a large scale. But we certainly do believe there's opportunities for us to participate in that.

And so a big key piece of that is going to be having a concentration of carbon to capture. I mean, you've got to have areas where there's heavy concentration. You've heard some of the stuff about Houston. And there are other metro areas or industrialized areas where there may be opportunities to do that as well. We certainly think with our assets and our structure and the products and the process that we do, that it does make sense.
Now the next challenges doesn't make economic sense. So we're going to work both sides of that equation with regard to see what makes sense and what fits, whether it's organic, whether it's with a partner, whether it's equity relationships, whether it's technology partnerships, I think at this point in time, we're not going to single in on one way. We're going to find out what the opportunity is and what the value is and then determine what's the best path to maximize and optimize value.
Operator
We have reached the end of today's call. I will now turn the call back over to Jeff.
Jeff Dietert Vice President-Investor Relations
Thank you, Thea, and thank you, all, for your interest in Phillips 66. If you have questions after today's call, please contact Shannon or me. Thank you.
Operator
Thank you, ladies and gentlemen. This concludes today's conference. You may now disconnect.
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